UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Physicians Services Group, Inc.

(Name of Issuer)

COMMON STOCK, $.10 par value

(Title of Class of Securities)

28882108

(CUSIP Number)

Tamara R. Wagman

124 E. 4th Street

Tulsa, Oklahoma 74103

(918) 583-9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 28882108	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Yorktown Avenue Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 140,144
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER 140,144
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,144
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 28882108	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Boulder Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 140,144
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER 140,144
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,144
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 28882108	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Boston Avenue Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
7.	SOLE VOTING POWER 140,144
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER 140,144
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,144
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 28882108	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Charles M. Gillman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	SOLE VOTING POWER 140,144
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER 140,144
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,144
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 28882108	SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $.01 par value (the “Common Stock”) of American Physicians Services Group, Inc., a Texas corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1301 Capital of Texas Highway, Austin, Texas 78746.

Item 2. Identity and Background

This Schedule 13D is being filed by Boston Avenue Capital, Boulder Capital, LLC and Yorktown Avenue Capital, LLC, both limited liability companies managed by Charles M. Gillman.

Boston, Yorktown and Boulder are an Oklahoma limited liability company whose principal business is business investment. Charles M. Gillman, is the Manager.

The principal business office addresses of Boston Avenue Capital, LLC, Yorktown Avenue Capital, LLC and Boulder Capital, LLC is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103. The names and addresses of the manager of all three entities is as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Charles M. Gillman, Manager	415 South Boston, Tulsa, Oklahoma 74103	USA	Manager of various investment entities

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of securities was the working capital of Boston Avenue Capital, LLC, Yorktown Avenue Captial, LLC and Boulder Capital, LLC.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a),(b) According to the Issuer’s 10-Q filed for the quarterly period ending June 30, 2005, there were 2,677,233 shares of Common Stock issued and outstanding as of July 20, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 140,144 shares of Common Stock. 60,099 shares are held by Boston Avenue Capital, LLC, 55,045 shares are held by Yorktown Avenue Capital, LLC and 25,000 shares are held by Boulder Capital, LLC. Voting and investment power concerning the above shares are held solely by Boston Avenue Capital, LLC, Yorktown Avenue Capital, LLC and Boulder Capital, LLC respectively.

Although the reporting persons are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are owned by the other.

c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Trade Date	Quantity	Cost Per Share
07/29/2005	4,129	12.49
08/03/2005	544	12.50
08/10/2005	7,465	12.27
08/11/2005	2,100	12.26
08/12/2005	2,000	12.30
08/15/2005	4,000	12.12
08/18/2005	401	12.67
08/19/2005	600	12.63
09/07/2005	7,567	12.40
09/08/2005	4,305	12.25
09/09/2005	7,692	12.15

(d) and(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2005

BOSTON AVENUE CAPITAL, LLC

/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

YORKTOWN AVENUE CAPITAL, LLC

/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

BOULDER CAPITAL, LLC

/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman